UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-13222
STATER BROS. HOLDINGS INC.
(Exact name of registrant as specified in its charter)
301 S. Tippecanoe Avenue, San Bernardino, California, 92408, (909) 733-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.75% Senior Unsecured Notes Due April 2015
7.375% Senior Unsecured Notes Due November 2018
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)☐
Rule 12g-4(a)(2)☐
Rule 12h-3(b)(1)(i)☐
Rule 12h-3(b)(1)(ii)☐
Rule 15d-6☒

Pursuant to the requirements of the Securities Exchange Act of 1934, Stater Bros. Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 14, 2014	By:	/s/ David J. Harris
David J. Harris
Executive Vice President - Finance
and Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)